Largest Black Owned online hair & beauty retail platform for people of color

■ PITCH VIDEO   ■ INVESTOR PANEL



4thavemarket.com   Philadelphia PA   🐦 f ⊙

Retail   Technology   Software   Social Impact   Ecommerce

LEAD INVESTOR ⌃

Julien Barnes Lead Investor

4th Ave Market presents the dynamic opportunity to tap into a growing industry while addressing the needs of a traditionally underserved class. In addition to my personal experiences with the company being nothing short of impressive; I am highly interested in aligning myself with its vision and in support of its initiatives. From my view, 4th Ave Market represents all of the qualities a prudent investor should prioritize: excellence, innovation, creativity, accessibility and community. I am proud to call myself an investor and enthusiastically invite others to strongly consider investing. The possibilities are exciting. I look forward to making ongoing contributions toward the enormous potential 4th Ave Market has to offer.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 10   ASK A QUESTION

Highlights

1. Help increase access, awareness and distribution of health & beauty products for communities of color

2. Team has worked with Fortune 500 brands including Urban Outfitters, GitHub, Jameson, Kotex and Axe

3. High Growth! 2020 Sales +1274% vs. 2019

4. Established partnerships with Hampton University, Conde Nast, UPS and other community organizations

5. Business model generates profit while reinvesting directly back into communities of color.

Our Team



Salim Holder Co-Founder / Chief Executive Officer

Global Marketing leader with 10+ years of experience turning around declining sales; re-engaging consumers in stale product categories; and, delivering double-digit growth in revenue and unprecedented gains in profit for five top Fortune 500 brands.

> Textured Hair Care is more than a $2Bn market and the fastest growing segment of the hair care industry. Blacks are 85% of sales, yet 7% of store owners. Traditional retailers consistently fail to meet the needs of this community, despite the oversized spending power. Frustrated by the lack of alternatives, we decided to create our own platform.



Timothy Wells Co-Founder / Chief Technology Officer

Software Engineer with 15 years experience managing inventory systems, Quality and Performance testing with top companies including Urban Outfitters, Burlington Coat Factory, Livingsocial.com and GitHub.

What is 4th Ave Market?

Largest Black Owned online retail platform for communities of color to discover, buy, sell and profit from the Beauty, Health and Wellness products specifically made for them. While our platform is relevant to many product categories, we are starting with a focus on Textured Hair Care due to the category size, growth rate and high consumer dissatisfaction.







Spend 3X more than average consumer
Black Consumers 85% of Ethnic Hair product sales
05
Shampoo
Conditioner
Styling products

4th Ave Market Platform Pillars
Science-based interactive product recommendation quiz
#hairgoals
What is your hair type?
E-commerce Store
Black hair needs care
Black Owned Brands Discovery Zone
"The Assembly" Brand Ambassador Portal
THE ASSEMBLY
4th Ave.

How did we get started?

After over a decade turning around declining brands and driving millions of dollars in growth and profit for Fortune 500 brands like Kotex, Cottonelle, and Jameson Irish Whiskey, I left the corporate world to pursue a path I could be more passionate about. I uncovered an opportunity to buy an existing e-commerce platform and partnered with one of my best friends and 15 Year Software Engineering expert to optimize the platform and develop a new approach that could benefit our community. We purchased the site together and literally overnight became the largest black owned online hair and beauty retail platform in the US. At that point, we committed to creating a platform that will shift the economic balance in industries where so much dissatisfaction and tension exists among consumers of color.



2.5 Billion Dollars extracted from communities of color in t...
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What is the problem we are solving?

4th Ave Market platform increases access, awareness and distribution of products created for communities of color.



4th Ave Market is Changing Black Hair Care Category
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SALIM HOLDER
of 4thAveMarket.com
4th Ave.
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In an industry where Black consumers spend upwards of $2Bn per year on hair and personal care products, dissatisfaction and frustration have overflowed as traditional and current retailers continue to minimize and underdeliver on the needs of this highly engaged and valuable community. With more research, we realized that its not just black consumers who struggle to find the right products for their needs, but ~50% of ALL AMERICANS have textured hair and are forced to shop under the same sub-optimal conditions.



Textured Hair Care
Huge & Growing with very limited dedicated solutions currently
65%-75%
of woman have textured hair
1 Billion
Consumers



USA 40%-50%
LATAM 75%
EUROPE 20%
AFRICA 90%
South of Asia 20%

What have we been able to achieve so far?

We launched in 2019 and experienced tremendous growth in 2020. We are growing revenue, lowering the cost to acquire new customers and strengthening our relationship with our customers.



2020 Performance Highlights
+1274% Revenue growth vs. 2019.
300K Site visitors top 1% of Shopify sites*
40K Email subscribers
$260K Investment funding raised
15K Loyalty members 4 months after Oct. launch
3% Conversion rate +963% vs. 2019
5-Star Customer satisfaction ratings

The wide range of products, low prices, and strong focus on customer service has earned us high praise from customers.

Fr Jalisa
1 review · 1 photo
★★★★★ 3 months ago
Nice company. Will be ordering again.
The shipping was very fast especially for the pandemic. They have a nice selection of products. I even found new products I'd never heard of. I used a similar site and was baffled by their customer service, but luckily that led me to 4th Ave Market. -Jalisa
Melanie AuntieMel Nowlin-Warren I've order 5-6 items and my total cost was LESS than $40.00 and shipping is free. I've seen items not seen in my local health and beauty stores and the prices are quite reasonable. Opening this package is gonna be like Christmas to my skin and hair. Blessings to you 4thAve Market
Like · Reply · Message · 1m
Demetria Johnson Placed my order on Monday and UPS just delivered it; now that's customer service. So glad I came across your website, I was looking for a black owned beauty store💯. From now on you will get my business😊
Love · Reply · Message · 6h
Carole Dorsey Betsy Morris I recently placed my first order. Because of the coronavirus and other matters, there was a slight delay in shipping. When I inquired about my order, not only did they tell me that the order was shipped, but THEY caught an error. They adjusted the error, AND sent me a coupon to be used on my next order. You can't get more customer-centric than that...and I LOVE the products! Will definitely be ordering again!
Like · Reply · Message · 4h

We also received a strong positive response from Salon Owners, Barbers and Stylists at the Bronner Brothers International Hair Show in Atlanta (February 2020).



Co-founder explaining our mission



Supporting 4th Ave Market



4th Ave Market visits Bronner Bros

What makes us unique and different?

Our platform is being integrated with the cultural ecosystem or natural flow of information, recommendations, and referrals for products and services that already exists in communities of color. In the Black community, this ecosystem can reach up to 90% of population! These "Points of Trust" include (but are not limited to): Black Church/Mosque; Barber Shop/Salon; Community organizations (ex. Kappa Alpha Psi Fraternity, Inc., Jack & Jill, NAACP); and HBCUs.


Wellness
Community Organizations
Black Church
Services
HBCUs
Barber Shop & Salon
News and information
Entertainment


Ecosystem reaches nearly ~90%[1] of the Black community and serves as a gatekeeper for a wide-range of topics.

Our business model and strong value proposition of providing value to the community has enabled us to form a growing list of strategic partnerships with major corporations, community organizations, HBCUs and people of influence who align with our mission. These partnerships are helping us to:

- Lower our cost of business
- Increase access to our customers
- Provide hands-on training through internships with college credit
- More effectively reinvest value back to the community we serve

How do we make money and how is it recirculated through the community?

4th Ave Market business model re-circulates the dollar through communities of color. Our approach focuses on revenue-share as an incentive for those "Points of Trust" who already serve as vital connectors to information and recommendations for products and services targeting the community. The chart below illustrates how our business model generates revenue and reinvests back into the community.


How do we make money?
01 Product Sales
Direct to consumer
Wholesale to salons and brick & mortar stores
02 Platform subscription
Brands pay to sell products on platform
Salons pay to access salon integration tool
03 B2C In-Salon Sampling
Brands pay us to get trial and reviews of their products in salons.
04 Advertising
Brands pay us to advertise on our site and through in-salon network.
$
How do we Re-Invest Money?
01 Commissions
People and community organizations earn up to 5% commission on sales they help generate.
02 Black owned Brands
Sales of black owned brands funnel money back into the black community.
03 Profit-Sharing program
Salons share revenue from brand sponsored in-salon promotions and sampling campaigns.

What's the significance behind our company name?

The Historic 4th Avenue District in Birmingham, Alabama presented the blueprint for creating an economic ecosystem wrapped in the values of the community it serves. We are building the 21st Century 4th Ave District.


4th Ave Market - Reinventing Retail for People of Color ww...
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In the US, Blacks generate 85% of Ethnic Hair Product Sales, but own less than 7% of the stores.
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Don't just participate, become an owner!

We have proven the concept works and now seek to engage you, the community, in this journey to create a community centric business model that returns value back to, well... you! So, join us! TOGETHER we can guarantee that OUR DOLLAR MATTERS!